UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER
THE SECURITIES EXCHANGE ACT OF 1934

ADASTRA MINERALS INC.
(Name of Subject Company)

Yukon Territory, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)

FIRST QUANTUM MINERALS LTD.
(Bidder)

Common Shares
(Title of Class of Securities)

335934105
(CUSIP Number of Class of Securities)

Andrew Hancharyk, Esq.
General Counsel
543 Granville Street, 8th Floor,
Vancouver, British Columbia, Canada V6C 1X8,
604-688-6577

(Name, address (including zip code) and telephone number (including area code)
of person(s) authorized to receive notices and communications on behalf of Bidder)

Copy to:

Ellen J. Odoner, Esq.	John S. M. Turner, Esq.
P.J. Himelfarb, Esq.	Fasken Martineau DuMoulin LLP
Weil, Gotshal & Manages LLP	Toronto Dominion Bank Tower
767 Fifth Avenue	Toronto-Dominion Centre
New York, NY 10153	Box 20, Suite 4200
(212) 310-8000	66 Wellington Street West Toronto, ON M5K 1N6 (416) 366-8381

February 2, 2006
(Date tender offer first published, sent or given to security holders)

CALCULATION OF FILING FEE(1)

Transaction Value	Amount of Filing Fee

$84,539,434	$8,646 (2)

(1)   In accordance with Rule 0-11 of the Securities Exchange Act of 1934, the registration fee has been calculated based upon the information regarding the number of United States holders of common shares (“Adastra Shares”) of Adastra Minerals Inc. (“Adastra”) available to First Quantum Minerals, Ltd. The registration fee has been calculated on the basis of the market value of the estimated number of Adastra Shares held by U.S. holders, which is Cdn. $93,389,656 (U.S. $84,539,434). The market value of each such Adastra Share was calculated as Cdn. $3.535(U.S. $3.20) based upon the average of the high and low prices for such common shares on the Toronto Stock Exchange as of April 27, 2006 (within five business days prior to the date of filing this schedule). The U.S. dollar value thereof was calculated at Cdn. $1.00 = U.S. $0.9035 which is the inverse of the Federal Reserve Bank of New York’s Noon Buying Rate for Canadian dollars on May 2, 2006.

(2)   The filing fee calculation above has been reduced by the amount of U.S. $8,262 which as been previously paid by the Registrant.

|X|   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $3,573

Registration No.:  333-133766

Filing Party:  First Quantum Minerals Ltd.

Form:  F-80

Date Filed:  May 3, 2006

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.    Home Jurisdiction Document

Offer to Purchase and Circular, dated February 2, 2006, including Letter of Acceptance and Transmittal, and Notice of Guaranteed Delivery, as amended by the Notice of Variation and Extension, dated March 10, 2006; the Notice of Variation and Extension, dated March 21, 2006, including Letter of Acceptance and Transmittal, and Notice of Guaranteed Delivery; the Notice of Variation and Extension, dated April 3, 2006; and the Notice of Variation and Extension, dated April 18, 2006.(1)

Item 2.    Informational Legends

See “Notice to Shareholders in the United States” in the Offer to Purchase and Circular, dated February 2, 2006; “Notice to Shareholders in the United States” in the Notice of Variation and Extension, dated March 10, 2006; “Notice to Shareholders in the United States” in the Notice of Variation and Extension, dated March 21, 2006; “Notice to Shareholders in the United States” in the Notice of Variation and Extension, dated April 3, 2006; and “Notice to Shareholders in the United States” in the Notice of Variation and Extension, dated April 18, 2006.(1)

(1)     See Exhibit 1.1.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The following are filed by First Quantum Minerals Ltd. (the “Company”) as exhibits to this Schedule 14D-1F: (1):

1.1	Offer to Purchase and Circular, dated February 2, 2006, including Letter of Acceptance and Transmittal, and Notice of Guaranteed Delivery; Notice of Variation and Extension, dated March 10, 2006; Notice of Variation and Extension, dated March 21, 2006, including Letter of Acceptance and Transmittal; Notice of Guaranteed Delivery; Notice of Variation and Extension, dated April 3, 2006; Notice of Variation and Extension, dated April 18, 2006. (incorporated by reference to Exhibit 1.1 of the Registration Statement of First Quantum Minerals, Ltd. on Form F-80, registration number 333-133766, filed on May 3, 2006)

2.1	Support Agreement, dated April 11, 2006.(4)

2.2	Letter Agreement, dated April 11, 2006.(4)

3.1	The revised annual information form of the Registrant dated March 30, 2005 for the year ended December 31, 2004.

3.2	The management information circular of the Registrant dated April 21, 2005 (excluding those portions that, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein).

3.3	The comparative audited consolidated annual financial statements of the Registrant as at December 31, 2004 and 2003 and for the years then ended, together with the auditor’s report thereon and management’s discussion and analysis of financial condition and results of operations of the Registrant for that year.

3.4	The comparative unaudited consolidated financial statements of the Registrant as at September 30, 2005 and 2004 and for the three and nine month periods ended September 30, 2005 and 2004, together with the management’s discussion and analysis of financial condition and results of operations of the Registrant for that period.

3.5	The material change report of the Registrant dated February 9, 2005 relating to the expansion of the five year mine plan for the Kansanshi mine located in Zambia.

3.6	The material change report of the Registrant dated March 1, 2005 announcing the sale by the Registrant’s wholly owned subsidiary, International Quantum Resources Limited, of its equity ownership stake in Anvil Mining Limited.

3.7	The material change report of the Registrant dated March 18, 2005 announcing the establishment by the Registrant of a dividend policy and the payment of an inaugural dividend of Cdn. $0.06 per share to shareholders of record on April 11, 2005.

3.8	The material change report of the Registrant dated June 28, 2005 relating to the appointment of Andrew B. Adams to the Registrant’s board of directors and the resignation of Stuart Angus as a director.

3.9	The material change report of the Registrant dated August 17, 2005 relating to the declaration and payment of an interim dividend of $0.02 per share to shareholders of record on August 26, 2005.

3.10	The material change report of the Registrant dated January 18, 2006 relating to the announcement of the share exchange takeover bid to acquire all of the outstanding common shares of Adastra Minerals Inc.

3.11	The press release of the Registrant dated November 8, 2005, relating to its third quarter and nine month results of operations.

3.12	The press release of the Registrant dated November 14, 2005 correcting the 2005 copper production estimate contained in the “Outlook” section of the Registrant’s press release of November 8, 2005, relating to its third quarter and nine month results of operations.

3.13	The Registrant’s technical report on Form 43-101F1 dated June 9, 2005 in respect of the Frontier copper project.

3.14	The Registrant’s technical report on Form 43-101F1 dated as of February 7, 2005 in respect of the Kansanshi copper project.

3.15	The Registrant’s technical report on Form 43-101F1 dated March 26, 2003 in respect of the Lonshi copper mine.

3.16	The Soliciting Dealer Manager Agreement between the Registrant and RBC Capital Markets dated January 30, 2006.

3.17	The comparative audited consolidated annual financial statements of the Registrant as at December 31, 2005 and 2004 and for the years then ended, together with the auditor’s report thereon and management’s discussion and analysis of financial condition and results of operations of the Registrant for that year.(2)

3.18	Management’s discussion and analysis and financial review of the Registrant for the quarter and twelve months ended December 31, 2005.(2)

3.19	The annual information form of First Quantum dated March 31, 2006 for the year ended December 31, 2005.(3)

3.20	The management information circular of the Registrant dated April 11, 2006 for (excluding those portions that, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein).(4)

3.21	Material Change Report of the Registrant dated April 11, 2006 relating to the entry into the Support Agreement. (filed herewith)

(1)     Unless otherwise indicated, each of the exhibits listed above has been previously filed with the Company’s Schedule 14D-1F filed on February 2, 2006.

(2)     Previously filed with First Quantum Minerals, Ltd.’s Amendment No. 2 to Schedule 14D-1F filed on March 21, 2006.

(3)     Previously filed with First Quantum Minerals, Ltd.’s Amendment No. 3 to Schedule 14D-1F filed on April 3, 2006.

(4)     Previously filed with First Quantum Minerals, Ltd.’s Amendment No. 4 to Schedule 14D-1F filed on April 18, 2006.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.    Undertakings

(a)     The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the United States Securities and Exchange Commission (the “Commission”) staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b)     The Company undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

(c)     The Company undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, or otherwise discloses, information regarding purchases of the issuer’s or bidder’s securities in connection with the offer.

2.    Consent to Service of Process

(a)     At the time of filing this Schedule the Company has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)     Any change to the name or address of a registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV

SIGNATURES

By signing this Schedule, the Company consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing of this Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: /s/ G. Clive Newall
G. Clive Newall
President

May 3, 2006